AXION POWER INTERNATIONAL, INC.

3601 Clover Lane

New Castle, PA 16105

(724) 654-9300 tel.

May 9, 2017

Mr. Todd K. Schiffman

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Axion Power International, Inc.
Application for Withdrawal
Form 15
Filed March 31, 2017
File No. 001-36707

Dear Mr. Schiffman:

Axion Power International, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Form 15 (File No. 001-36707) initially filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2017 (the “Form 15”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Form 15 because after further review it believes the ability to file a Form 15 under the rules with respect thereto may not be applicable to the Company.

Please feel free to contact Jolie Kahn, Esq. at (215) 375-6646 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Richard H. Bogan

Richard H. Bogan
Chief Executive Officer and Chief Financial Officer